 June 5, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Amplify ETF Trust

File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2018 for the purpose of registering shares of the Amplify EASI Tactical Growth ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On March 14, 2018, you provided comments via telephone regarding the Registration Statement. In a correspondence filing made on May 30, 2018, the Fund represented that it would provide a completed fee table at least one week prior to the effectiveness of the Registration Statement. Accordingly, set forth below is the completed fee table.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	“Other Expenses” estimated based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$77	$240

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures